Exhibit 99.1

Suite 3400 - 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001
Toronto Stock Exchange: G	New York Stock Exchange: GG
(All dollar amounts in United States dollars (US$))

GOLDCORP ANNOUNCES RECEIPT OF
HUMAN RIGHTS ASSESSMENT REPORT

Vancouver, British Columbia – May 17, 2010 – GOLDCORP INC. (GG: NYSE; G: TSX) today announced the receipt of the final human rights assessment report from the Steering Committee for the Human Rights Impact Assessment of the Marlin Mine. The report, prepared by On Common Ground Consultants Inc., is the result of an eighteen month assessment of how the Marlin Mine’s presence and operations have affected human rights, and whether the company’s policies, procedures and practices comply with international human rights standards. Goldcorp agreed with a group of its socially responsible shareholders to undertake the independent human rights impact assessment of the mine in 2008. The Steering Committee, comprised of a representative of the shareholder group, a representative from Guatemala, and a company representative, oversaw the assessment process which was guided by the tenets of transparency, independence, and inclusivity.

“The delivery of the assessment report is the next step of a continuous process of engagement with interested stakeholders,” said Chuck Jeannes, Goldcorp President and Chief Executive Officer. “Goldcorp appreciates the diligent efforts by the Steering Committee to manage the process, by On Common Ground to conduct the assessment, to analyze the information gathered, and to provide constructive recommendations to Goldcorp regarding improvements to the Company’s human rights performance, and to all Guatemalans who participated in contributing information to the assessment. This report further demonstrates Goldcorp’s commitment to contributing positively to the sustainable prosperity of the communities in which the Company operates.” Consistent with its commitment to respond to the report’s findings and recommendations, a detailed response to the recommendations and an action plan will be announced once the company has had an opportunity to review the over 200-page report.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp.  Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the transaction, the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the parties’ ability to meet all condition precedents and obtain all regulatory approvals necessary to successfully complete the transaction, including the completion of Tahoe’s proposed initial public offering; risks related to the integration of acquisitions; risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2009, available on www.sedar.com, and Form 40-F for the year ended December 31, 2009 on file with the United States Securities and Exchange Commission in Washington, D.C.  Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.  Goldcorp does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

CONTACT INFORMATION:
Goldcorp Inc.
Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com